CHINA HOUSING & LAND DEVELOPMENT, INC.

6 YOUYI DONG LU, HAN YUAN 4 LOU
XI’AN, SHAANXI PROVINCE
CHINA 710054

 September 30, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington D.C. 20549
United States of America

Attention:  Ms. Pamela Long

Re:	China Housing & Land Development, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed July 30, 2009
File No. 333-149746

Annual Report on Form 10-K/A
Filed July 30, 2009
File No. 001-34065

Quarterly Report on Form 10-Q
For the Period Ended June 30, 2009
Filed August 12, 2009
File No. 001-34065

Quarterly Report on Form 10-Q
For the Period Ended March 31, 2009
Filed May 7, 2009
File No. 001-34065

Dear Ms. Long:

Thank you for your comment letter dated August 18, 2009 on our above-referenced Registration Statement on Form S-1, Annual Report on Form 10-K/A and Quarterly Reports on Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009.  We are writing to you to provide responses to your comments in connection with our filing of Amendment No. 8 to the Registration Statement, Amendment No. 3 to the Annual Report on Form 10-K, Amendment No. 1 to the Quarterly Report on Form 10-Q for the period ended June 30, 2009 and Amendment No. 1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2009.

For the convenience of the staff of the SEC (the “Staff”), each of the SEC’s comments is set out immediately preceding the corresponding response.

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

Amendment No. 7 to Registration Statement on Form S-1

Cover Page

1.  Please check the box indicating that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 and the Securities Act.

Response

Please be advised that we will check the box indicating that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 and the Securities Act.

Prospectus Summary, page 2

Our Company, page 2

2.  We note the revised disclosures you have included in response to comment 5 in our letter dated May 7, 2009.  Please further revise your disclosure to state the amount currently due under the late registration penalty payment to the extent you have not yet reached an agreement for waiver with the holders of the 5% Senior Secured Convertible Notes.  If you have reached an agreement for waiver with the holders of the Notes, please provide the material terms of this agreement.  Please clarify the calculation of the payment to state whether the outstanding principal amount is the entire amount of the 5% Senior Secured Convertible Notes, or the $9 million that is convertible into common stock.  Finally, please disclose when you began negotiations with the holders of the Note of the Note for a waiver.

Response

In response to Staff’s comment, please be advised that we will include the following disclosure in Amendment No.9 to Form S-1:

The Company started negotiations with the holders of the 5% Senior Secured Convertible Notes  to waive the late registration penalty from December 2008, as both parties believed that the registration statement would become effective in a short period of time. However, as the registration statement has not become effective as of September 2009, the holders of the 5% Senior Secured Convertible Notes have decided to claim the penalty on late registration. As a result, we are restating our 2008 year end financial statements and related quarterly financial statements to accrue the corresponding expenses.

The Company has entered into a First Amendment to Registration Rights Agreement (the “Amendment”) with the holders of the 5% Senior Secured Convertible Notes on September 25, 2009 to settle all obligations that have accrued or will accrue under the Registration Rights Agreement by making the late payment. Pursuant to the Amendment, the Company will issue to the holders an aggregate number of shares of common stock equal to (i) $2,400,000, which is calculated as 1% of the $20 million aggregate principal amount of 5% Senior Secured Convertible Notes per month for 12 months, divided by (ii) 95% of the VWAP. “VWAP” means the historical volume weighted average price of the common stock, as determined by using Bloomberg function VWAP, for the 30 days immediate preceding and including September 25, 2009. The holders will therefore waive all  other obligation against the Company under the Registration Rights Agreement and the Company will issue a total of 614,284 shares of common stock to the holders of the 5% Senior Secured Convertible Notes.

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

Security Ownership of Certain Beneficial Owners and Management, page 43

3.  We note your response to comment 21 in our letter dated May 7, 2009.  Since Mr. Pingji Lu has voting power over the 12,231,292 shares held by the Company’s employees, it appeals that he is the beneficial owns of these shares under Rule 13d-3 of the Exchange Act and Item 403 of Regulation S-K.  Please revise your disclosure accordingly.

Response

Please be advised that in response to the Staff’s comment, we will revise the disclosure to include the 12,231,292 shares held by the Company’s employees under shares beneficially owned by Mr. Pingji Lu in the Security Ownership of Certain Beneficial Owners and Management Table on Page 42 of Amendment No. 8 to Form S-1.

Management’s Discussion and Analysis, page 44

Critical Accounting Policies and Estimates, page 44

Real estate held for development or sale, intangible asset and deposits on land use rights, page 44

4.  Please disclose why you believe that the June 2011 expiration date for the agreement with the Baqiao District Government of Xi’an City to develop the Baqiao Science & Technology Industrial Park will be extended.  Please also disclose the impact to your business if you are unable to obtain an extension and have not developed the land by June 2011.

Response

In response to the Staff’s comment, please be advised that we will include the following disclosure in Amendment No. 8 to Form S-1:

“According to the agreement with Baqiao District Government, at the beginning of each year, the Company will prepare the annual work plan and have it approved by Baqiao District Government. The annual work plan will include the detailed projects that will be started during that year and the Baqiao District Government is responsible for the land clearance. Due to the delay of land clearance progress, certain scheduled projects have been postponed. The Baqiao District Government acknowledged the delay and informed us of their intention to extend the agreement. Currently, we still have 348 acres land undeveloped and $41.6 million in intangible assets. If the Baqiao District Government does not extend the agreement, we will write off the intangible assets from our balance sheet, which will affect our income statement in 2011.”

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

Consolidated Operating Results, page 47

5.  Please revise your discussion and analysis for the interim periods presented to address the concerns raised in comments 26 and 28 in our letter dated May 7, 2009.

Response

Please be advised that we will revise the disclosure on page 48 of Amendment No. 8 to Form S-1 to address the Staff’s concerns raised in comments 26 and 28 in the Staff’s letter dated May 7, 2009 for the discussion and analysis for the interim periods.

6.  Please further revise your tabular presentation on page 52 to state the cumulative percentage of GFA sold trough the end of each period in addition to the percentage sold during the period.  This will allow investors to understand whether any additional revenues for each project could be generated during future periods.

Response

Please be advised that we will revise the tabular presentation on page 52 to state the percentage of total GFA sold through the end of each period.

Index to Financial Statements, page F-1

7.  Please include your interim consolidated financial statements in the index.

Response

Please be advised that we will include our interim consolidated financial statements in the index on page F-1.

Audited Financial Statements for the Years Ended December 31, 2008, 2007 and 2006, page F-1

Note 2- Summary of Significant Accounting Policies, page F-8

Intangible Asset, page F-12

8.  We note your response to comment 34 in our letter dated May 7, 2009, in which you clarify your policy for amortizing the development right for the 487 acres of land in Baqiao Park intangible asset.  Please revise your policy to clearly state that the amortization of this intangible asset is based on the percentage of profit margin realized over the total expected profit margin to be realized from the 487 acres of land in the Baqiao project, as noted from your response.  Your current disclosure appears to indicate that it could be based on the percentage of acreage sold as compared to total acreage as noted in our previous comment.

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

Response

Please be advised that we will state that the amortization of the intangible assets is based on the percentage of profit margin realized over the total expected profit margin to be realized from the 487 acres of land in the Baqiao project on page F-12 of Amendment No. 8 to Form S-1/A.

Deferred tax, page F-15

9.  We note the additional disclosure you provided in response to comment 36 in our letter dated May 7, 2009.  Please further revise this disclosure to clarify that the subsidiaries with the net operating loss carry forwards are either holding companies or entities that are in the start up stage for which the net operating losses cannot be utilized by other subsidiaries.  Refer to your response letter filed on July 30, 2009.

Response

Please be advised that we will revise this disclosure to clarify regarding the holding company of the group and various subsidiaries that are in the start up stage for which the net operating losses cannot be utilized by other subsidiaries.

Note 13 - Convertible debt, page F-20

10.  We note your disclosures on page 3 that you are subject to late registration penalty payments regarding the registration rights associated with your 5% Senior Secured Convertible Notes.  As previously requested in comment 5 in our letter dated May 7, 2009, please revise your disclosure to include the information required by paragraph 12 of FSP EITF 00-19-2.  If you do not believe the penalty payments to be material, please explain to us how you arrived at this conclusion.

Response

Please be advised that we will revise our disclosures associated with our 5% Senior Secured Convertible Notes as stated in the response to Comment number 2.

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

Note 16 - Shareholders’ Equity, page F-21

11.  We note your response to comment 41 in our letter dated May 7, 2009.  Please provide us with additional details regarding the 2007 Stock Incentive Plan (“2007 Plan”), as follows:

•	The date the Board of Directors and/or the Compensation Committee approved the 2007 Plan.

•	The periods that the 2007 Plan relate (e.g., restricted stock grants can be made for fiscal years 2007-2009 under the 2007 Plan).

•	The total number of shares restricted of restricted stock that may be granted under the 2007 Plan.

•	Confirm that the formula used to determine the number of shares ultimately to be issued is included in the 2007 Plan originally approved by the Board of Directors and/or the Compensation Committee.

•	The date the 2007 Plan was communicated to your employees that are eligible to receive restricted stock grants under the 2007 Plan.

•
The date the net profit of no less than $16.3 million performance condition was determined and communicated to the employees eligible to receive restricted stock grants under 2007 Plan.  Please clarify whether this amount is based on net profit with or without stock-based compensation recognized for the current period and/or other fiscal periods.

•	The date the total planned amount of restricted shares to be issued for fiscal year 2007 was determined.

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

•
While Exhibit 99.1 is listed as the “Stock Incentive Plan 2007-2008,” it appears to be a Form of Restricted Stock Agreement to be issued to individual employees.  Please confirm the nature of this exhibit and tell us how it was used and when it was issued.  Exhibit A, which contains the Performance Measure, was not included.  Please explain when Exhibit A was provided to the employees, describe how it was used and provide a copy.  Provide us with a copy of any other relevant plan documents and consider including them as Exhibits.

Please provide us with any other information that you believe is relevant in determining the service inception date and the grant date of the 2007 incentive stock awards in accordance with the guidance in SFAS 123R.

Response

Please be advised that we will include the details in response to the Staff’s comment on page F-23 of Amendment No. 8 to Form S-1/A as below. In addition, please be advised that we will also include the Stock Incentive Plan as an exhibit to Amendment No. 8 to Form S-1/A.

In July 2007, the Board of Directors and the Compensation Committee approved the Restricted Stock Incentive Plan of 2007-2008 (the 2007 Plan). The Plan covers fiscal years 2007 and 2008 and if the restricted shares were not fully utilized, the Plan will continue to cover fiscal year 2009. The total number of shares of restricted stock that may be granted under the 2007 Plan is 1,000,000 shares.

The 2007 Plan was proposed by the Board of Directors in July 2007. The Board of Directors and a majority of our shareholders approved the maximum aggregate number of shares that may be issued under the 2007 Plan in July 2007. The detailed incentive plan for fiscal year 2007, which specified a performance goal of $16.3 million, the formula for calculation, the discretionary individual performance assessment scores in the current year and the 750,000 restricted shares, was not reviewed by the Compensation Committee until June 6, 2008, and was not approved by the Board of Directors until July 2, 2008. Therefore, the award was not authorized until July 2, 2008.

All employees under the Plan were communicated the general framework of the 2007 Plan but were not aware of the detailed formula for calculation and the performance goal for fiscal year 2007 until July 2, 2008. The $16.3 million performance goal was based on net profit without stock-based compensation.

On June 6, 2008, the total planned amount of restricted shares to be issued for fiscal year 2007 was determined.

12.  In consideration of your responses to the preceding comment, please tell us how you determined that the first criteria for determining the service inception date was not met until July 2, 2008, the date that the Board of Direction and Compensation Committee determined the number of restricted stock to issue to each eligible employee.  In this regard, we note that the second criteria for determining, the service inception date does not require that there be a mutual understanding of the key terms and conditions of the award.  Please refer to paragraphs 41 and A79-A83 of SFAS 123R for guidance.

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

Response

Please be advised that we will include the details in response to the Staff’s comment as below:

The 2007 Plan was proposed by the Board of Directors in July 2007. The Board of Directors and a majority of our shareholders approved the maximum aggregate number of shares that may be issued under the 2007 Plan in July 2007. The detailed incentive plan for fiscal year 2007, which specified a performance goal of $16.3 million, the formula for calculation, the discretionary individual performance assessment scores in the current year and the 750,000 restricted shares, was not reviewed by the Compensation Committee until June 6, 2008, and was not approved by the Board of Directors until July 2, 2008. Therefore, the award was not authorized until July 2, 2008, and as a result, the service inception date should be the same date as the grant date.

Condensed Consolidated Financial Statements for the Fiscal Quarters Ended March 31, 2009 and March 31m 2008

Condensed Consolidated Balance Sheets, page F-25

13.  Please revise your presentation for shareholders’ equity to include a subtotal for the portion of total equity related to your shareholders.  Refer to paragraph 26 and Schedule 2 in Appendix A of SFAS 160 for guidance.

Response

Please be advised that we will include a subtotal for the portion of total equity related to our shareholders on page F-25 of Amendment No. 8 to Form S-1/A.

14.  We note that you previously filed a legal opinion dated April 13, 2009.  Please file a new legality opinion updating the date of the opinion.

Response

Please be advised that we will file a new legality opinion as Exhibit 5.1 of Amendment No. 8 to Form S-1/A.

15.  Please confirm to us supplementally that the reference to the General Corporation Law of the State of Nevada in the third full paragraph includes the statutory provisions, all applicable provisions of the Nevada Constitution, and the reported judicial cases interpreting those laws currently in effect.

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

Response

Please be advised that we will file a revised legality opinion as Exhibit 5.1 of Amendment No. 8 to Form S-1/A in accordance with the Staff’s comment.

16.  We note your statement in the fourth full paragraph “[t]his opinion is furnished by me as counsel to the Corporation and is solely for your benefit and for reliance upon by the selling security holders and investors purchasing pursuant to the registration statement.”  Please note that investors are entitled to rely on the opinion expressed and any limitation on investor reliance is not permissible.  Please revise accordingly.

Response

Please be advised that we will file a revised legality opinion as Exhibit 5.1 of Amendment No. 8 to Form S-1/A in accordance with the Staff’s comment.

Amendment No. 2 to Form 10-K/A for the Fiscal Year Ended December 31, 2008

Management’s Annual Report on Internal Control Over Financial Reporting, page 61

17.  We note your response to comment 46 in out letter dated May 7, 2009; however, we reissue the comment in part.  Please amend your 10-K to comply with Item 308T of Regulation S-K, specially, please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting.  See Item 308T(a)(2) of Regulation S-K.

Response

Please be advised that we have included a statement identifying the framework used by management to evaluate the effectiveness of our internal control over financial reporting, which is based on the criteria established in COSO's Internal Control — Integrated Framework.

Signatures, page 69

18.  On page 35 of the Form S-1 filed on July 30, 2009, we note that William Xin ceased to be your Chief Financial Officer in June 2009.  Please arrange to have your current Chief Financial Officer sign the amended Form 10-K.

Response

Please be advised that our current Chief Financial Officer will sign the amended Form 10-K.

Exhibit 32.2 - Section 906 Certification of Cangsang Huang

19.  We note that this certification identifies the report as the Company’s Form 10-K for the period ended December 31, 2007.  Since this certification incorrectly identified the report with which it was filed, you must refile your full Form 10-K as an amendment with the corrected certification.

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

Response

Please be advised that we will file the Form 10-K as an amendment with the certification identifying the Form 10-K for the period ended December 31, 2008.

Form 10-Q for the Quarterly Period Ended June 30, 2009

General

20.  As previously requested in comment 43 in our letter dated May 7,2009, please address all of the comments issued under the Form S-1 in your future periodic reports.  For example in Note 12 - Convertible Debt, you have not provided the clarifying disclosures for the warrants available as incentive compensation to management or the clarifying disclosure as to why the warrants and embedded - derivatives associated with the convertible debt are required to be bifurcated and marked-to-market each reporting period.  Another example would be the project - specific financial information such as the total gross floor area available for sale, the percentage of completion of the construction, the percentage of the GFA sold, and the residential sales price per GFA in MD&A to supplement your discussion and analysis of revenues.

Response

Please be advised that we have addressed all of the comments issued under the Form S-1 in our Form 10-Q/A for the quarter ended June 30, 2009.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Consolidated Operating Results, page 28

21.  We note that you reversed $1,018,606 in revenues previously recognized for the Tsining JunJing I project due to a customer returning units during the second quarter of fiscal year 2009.  As this was a project in which you began recognizing revenues prior to January 1, 2008, we assume that revenues for this project were recognized under the full accrual method in accordance with SPAS 66.  Based on the guidance in SFAS 66 for recognizing revenue under the full accrual method it is unclear why there would be a need to reverse revenue in a subsequent period.  Please provide us with a comprehensive explanation as to the facts and circumstances surrounding the customer’s ability to return units to you and the need for you to reverse revenue previously recognized.  As part of your explanation, please provide us with a detailed understanding as to how your recognition of revenue under the full accrual method complied with the guidance in SFAS 66.  Please also explain whether there are any other units that are at-risk for being returned and you would need to reverse revenue previously recognized.  This explanation should include quantification of revenues previously recognized that are at-risk for reversal.  Please revise your disclosures in the Form S-1 and your future periodic reports to provide investors with an understanding of these facts and circumstances, as well.

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

Response

Please be advised that we will provide a detailed explanation regarding the returning of the Tsining JunJing I units as below.

The return of units is a specific case for the Company as the customer is one of our major vendors and has expressed the intention to purchase units from our other projects in the future. The returned units were sold during 2007 at a relatively lower price, and since that time, the average price in our projects has steadily increased. We believe that the return and re-purchase of units will benefit the Company.

The return of sold units, however, is a rare case as no customer has the right to return units unless it is due to non-delivery or major defect. We agreed on this particular returning of units as we wanted to foster our relationship with our long term vendor and we also believed that the return will benefit both parties. Other than this particular case, we do not believe there are other risks of  units being returned.

During the fiscal years 2006 and 2007, we recognized revenue in accordance with the criteria for the full accrual method: (1) the parties are bound by the terms of a contract, (2) all consideration has been exchanged, (3) any permanent financing of which the seller is responsible has been arranged, (4) all conditions precedent to closing have been performed, (5) the seller does not have substantial continuing involvement with the property, and (6) the usual risks and rewards of ownership have been transferred to the buyer.

Once the purchase agreement was signed by both parties, no customer has the ability to return the units unless it is due to non-delivery or major defect. Once the purchase price was settled, we do not have substantial continuing involvement with the property. Therefore, the usual risks and rewards of ownership have been transferred to the buyer.

Exhibits 31.1 and 31.2 - Section 302 Certifications.

22.  We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Additionally, in future filings, please also include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

Response

Please be advised that we will not include the individual’s title at the beginning of the certifications required by Exchange Act Rule 13a-14(a) and will include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) in our future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Disclosure Controls and Procedures, page 29

23.  We note that you only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information.  If true, please confirm supplementally that based upon the evaluation of your management, including your CEO and CFO, you also concluded that as of March 31, 2009 your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.  Please include this disclosure in future filings.

Response

Please be advised that we have included in our Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2009 the disclosure that based upon the evaluation of our management, including our CEO and CFO, we also concluded that as of March 31, 2009, our disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Xiaohong Feng
China Housing & Land Development, Inc.
September 30, 2009

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses would be helpful in your review of our Amendment No. 8 to Form S-1, Amendment No. 3 to the Annual Report on Form 10-K, Amendment No. 1 to the Quarterly Report on Form 10-Q for the period ended June 30, 2009 and Amendment No. 1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2009.  Please feel free to contact me or our legal counsel Cadwalader, Wickersham & Taft LLP, Jiannan Zhang at +86 10 6599-7270 or via fax at +86 10 6599-7300 in case of any further comments or questions in this regard.

Sincerely yours,

CHINA HOUSING AND LAND DEVELOPMENT, INC.

By: /s/ Xiaohong Feng
Name: Xiaohong Feng
Title: Chief Executive Officer

By: /s/ Cangsang Huang
Name: Cangsang Huang
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)